April 13, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Rufus Decker
Mr. Blaise Rhodes

	Re:	Monster Beverage Corporation
Form 10-K For Fiscal Year Ended December 31, 2016
Filed March 1, 2017
File No. 001-18761

Dear Mr. Decker and Mr. Rhodes:

This letter is being furnished on behalf of Monster Beverage Corporation (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated March 31, 2017, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 that was filed with the Commission on March 1, 2017 (File No. 001-18761).

The text of the Staff’s comments have been included in bold and italics for your convenience, and we have numbered the paragraphs below to correspond to the number in the Staff’s letter.  For your convenience, we have also set forth the Company’s response immediately below each numbered comment.

Notes to Consolidated Financial Statements

1.  Organization and Summary of Significant Accounting Policies

Cost of Sales, page 84

1.              Please disclose, if true, that you allocate a portion of your payroll costs and depreciation and amortization to cost of sales.  If such an allocation is not made, please tell us why not.   Refer to ASC 330-10-30-1 through 30-8.

Response:

In response to the Staff’s comment, the Company advises the Staff that a portion of its payroll costs, depreciation and amortization related to the direct manufacture of certain flavors by American Fruits & Flavors LLC, a subsidiary of the Company, is allocated to cost of sales.

In future filings, beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, anticipated to be filed with the Commission in May 2017, where applicable, the Company will revise the disclosure of significant accounting policies set forth in the notes to the Company’s financial statements.  Below is an example of our proposed revised disclosure:

Cost of Sales — Cost of sales consists of the costs of concentrates and/or beverage bases, the costs of raw materials utilized in the manufacture of products, co-packing fees, repacking fees, in-bound freight charges, as well as certain internal transfer costs, warehouse expenses incurred prior to the manufacture of the Company’s finished products and certain quality control costs. In addition, the Company includes certain costs such as depreciation, amortization and payroll costs that relate to the direct manufacture by the Company of certain flavors. Raw materials account for the largest portion of the cost of sales.  Raw materials include cans, bottles, other containers, flavors, ingredients and packaging materials.

Recent Accounting Pronouncements, page 87

2.              You state that you are in the process of evaluating the impact that the amended revenue recognition guidance in Topic 606 will have on your consolidated financial statements.  Please revise to provide qualitative financial statement disclosures of the potential impact that this standard will have on your financial statements when adopted.  In this regard, include a description of the effects of the accounting policies that you expect to apply, if determined, and a comparison to your current revenue recognition policies.  Describe the status of your process to implement the new standard and the significant implementation matters yet to be addressed.  In addition, to the extent that you determine the quantitative impact that adoption of Topic 606 is expected to have on your financial statements, please also disclose such amounts.

Response:

In response to the Staff’s comment, the Company advises the Staff that it is in the very early stages of evaluating the amended revenue recognition guidance in Topic 606.  The evaluation has yet to progress to a stage where there is sufficient information for a preliminary position of the impact on the Company’s consolidated financial statements.  Therefore, the Company is unable at this time to provide (i) qualitative financial statement disclosures of the potential impact that this standard will have on its financial statements when adopted, (ii) a description of the effects of the accounting policies it expects to apply, (iii) a comparison to its current revenue recognition policies and (iv) a method for adoption.

In future filings, beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, anticipated to be filed with the Commission in May 2017, the Company will continue to update both its progress in evaluating the amended revenue recognition guidance in Topic 606 and, when attained, its preliminary estimate of the impact on the Company’s consolidated financial statements.

Exhibit 23

3.              Please make arrangements with your auditors to obtain a new consent referencing their March 1, 2017 reports appearing in this Form 10-K, as opposed to the February 29, 2016 reports currently mentioned.  Please file the new consent in a manner that results in its inclusion or incorporation by reference into the filings to which the consent relates.

Response:

In response to the Staff’s comment, the Company has obtained a revised auditor’s consent that references the current year audit report dated March 1, 2017 and has filed a Form 10-K/A with the revised Exhibit 23.

We hope that the foregoing has been responsive to the Staff’s comments.  If you have any further questions or need any additional information, please feel free to contact the undersigned at (951) 739-6200 at your convenience.

Sincerely,

/s/ Hilton H. Schlosberg
Hilton H. Schlosberg
Vice Chairman of the Board of Directors,
President and Chief Financial Officer

cc:	Farzad F. Damania
Katten Muchin Rosenman LLP